Exhibit 99.1

Syneron's LipoLite(TM) Minimally Invasive Laser-Assisted Lypolysis Receives FDA Clearance

New Device Introduces Revolutionary OptiPulse(TM) Technology to Ensure Unprecedented, Precise Control for Physicians

YOKNEAM, ISRAEL--(Marketwire - May 01, 2008) - Syneron(TM) Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos(TM) combined-energy medical aesthetic devices, today announced the introduction of LipoLite(TM), Syneron's new device for laser-assisted lipolysis. The LipoLite device this week received U.S. Food and Drug Administration (FDA) clearance for laser-assisted lipolysis and additional dermatological procedures.

For patients, LipoLite is both a minimally invasive alternative and a complement to traditional liposuction fat-removing procedures. The procedure requires only local anesthetic and is designed to provide patients lasting results with little downtime and a high level of safety. For physicians, the small, compact LipoLite system is comfortable to use, upgradeable to support future applications and fits easily on tabletops to save floor space in small operating rooms where space can be at a premium.

"LipoLite allows me to remove fat in body areas that were not possible with traditional liposuction," stated Dr. W. Tracy Hankins, a board certified plastic surgeon at Ariana Cosmetic Surgery & Laser Center in Las Vegas.

LipoLite features OptiPulse(TM) technology, which optimizes the mechanical breakdown of target tissue and the thermal destruction of fat cell membranes during procedures. OptiPulse utilizes two unique pulse energy levels and pulse repetition rates to provide physicians with precise control.

"During clinical trials, the treatment provided good results with minimal pain," said Dr. Stephen Mulholland, board-certified plastic surgeon and medical director of SpaMedica in Toronto. "For many of the trial participants, pairing LipoLite laser lipolysis with VelaShape(TM) follow up procedures was the ideal combination for a minimally invasive treatments leading to body shaping."

According to the American Society of Aesthetic Plastic Surgery, the number of liposuction procedures increased 158 percent from 1997 to 2007. With more than 450,000 procedures performed in 2007, liposuction was the most frequently performed surgical cosmetic procedure last year. Purchase of the LipoLite device provides a new revenue stream for physicians at an affordable price for those wishing to enter the growing market for minimally invasive body shaping treatments.

"The LipoLite device marks Syneron's entry into the lipolysis market and expansion of the company's offerings for doctors to provide their clients with body shaping treatments," said Doron Gerstel, CEO of Syneron. "We are confident that with the combination of Syneron's existing Vela product lineup and this new lipolysis device our physician partners will be able to offer a more well-rounded aesthetic service package to patients and we at Syneron will continue to provide our doctors with more options for success."

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins, cellulite and circumferential reduction. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Irvine, Calif., North American Support Center in Toronto, Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, elos, LipoLite and VelaShape are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners. [Missing Graphic Reference]

Contact:
Judith Kleinman
VP Investor Relations
Syneron Medical
+972 54 646 1688
ir@syneron.com

Elin Nozewski
Airfoil Public Relations for Syneron Medical
248-304-1412
nozewski@airfoilpr.com